EXHIBIT (a)(7)

OPENWAVE PROVIDES UPDATE ON EXECUTION OF STAND-ALONE PLAN

Synergistic Product Portfolio Creates Deep Strategic Customer Relationships

Seasoned and Proven Senior Management Team in Place

Restructuring on Track to Yield Annual Savings Target of $50M

REDWOOD CITY, Calif. – June 19, 2007 – Openwave Systems Inc. (NASDAQ: OPWV), a leading independent provider of software products and services for the communications industry, today provided an update on the Company’s progress in executing its stand-alone plan, which is designed to deliver sustainable revenue and profit growth. Under the plan, Openwave is optimizing its product portfolio in order to competitively differentiate itself, significantly reduce costs, and enhance stockholder value.

Robert Vrij, Openwave’s President and CEO, stated, “During recent meetings with many of our stockholders, management discussed its stand-alone plan to continue to capitalize on Openwave’s market leading position. We strongly believe that our next generation products, experienced management team, reduction in operating expenses, and cash resources position Openwave for future success.”

Copies of management’s presentations are available on Openwave’s website at http://www.openwave.com/us/investors/.

Mr. Vrij continued, “Openwave provides customers with synergistic benefits and a strong value proposition through a focused product portfolio of gateway, converged messaging applications, client, and location products, as well as our cross-functional account and professional service teams. We are confident that our solutions help customers increase revenue opportunities, reduce operating expenses and provide a rapid return on investment. We are also making progress with our next generation products and joint go-to-market relationships with a number of industry-leading IMS communication vendors, and have plans for a new channel partnership program.”

Mr. Vrij concluded, “We are confident that we have the right team in place to execute the stand-alone plan. With the recent appointment of Hari Haran as senior vice president of Worldwide Field Operations and our expected near-term appointment of a new Product Management organization leader, we will have seasoned and proven executives who have managed multi-billion dollar responsibilities. With a significant portion of management’s compensation tied to the Company’s performance, the interests of our management team are closely aligned with those of all Openwave stockholders. We are committed to delivering sustainable revenue and profit growth and enhancing value for all stockholders.”

For fiscal year 2008 beginning July 1, 2007, Openwave anticipates revenue of approximately $300 million with sequential revenue growth throughout the year. Openwave also stated that it is on track to achieve annual cost savings of approximately $50 million. As part of the restructuring, the Company is refocusing its product portfolio on the gateway, converged messaging applications, client, and location product lines, with each of these areas gaining a meaningful increase in dedicated resources.

Mr. Vrij is also working with the Nominating and Corporate Governance Committee of the Board of Directors to implement the Board’s plan to significantly increase the size of the Board by adding individuals with relevant applications or operator experience.

As previously announced, Openwave’s Board, in consultation with its financial and legal advisors, unanimously determined that Harbinger’s unsolicited partial tender offer is inadequate and not in the best interest of Openwave and all of its stockholders.  Accordingly, the Openwave Board continues to strongly recommend that all Openwave stockholders not tender their shares into Harbinger’s offer.

About Openwave

Openwave Systems Inc. (Nasdaq: OPWV) is the leading independent provider of software solutions that ignite mobility for the communications and media industries. Openwave empowers its customers to rapidly transform their business by sparking new revenue streams and market opportunities, building loyal subscriber communities and reducing operational costs. Openwave’s broad range of IP-based handset-to-network solutions enable the rapid launch of information, communication and entertainment services across networks and devices and include handset software, content delivery, adaptive messaging, location, music and video services. Openwave is a global company headquartered in Redwood City, California. For more information please visit www.openwave.com.

Openwave and the Openwave logo are trademarks of Openwave Systems Inc. or its subsidiaries. All other trademarks are the properties of their respective owners.

Cautionary Note Regarding Forward Looking Statements

In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (a) the ability to change business strategy, development plans and product offerings; (b) the ability to successfully implement and recognize cost savings; (c) the ability to develop and commercialize new products; (d) the results of Harbinger's unsolicited partial tender offer; (e) industry and customer adoption and acceptance of new products; (f) risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of our software; (g) the ability to attract and retain key employees; and (h) increased global competition and pricing pressure on our products.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission ("SEC"), including but not limited to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006, and any subsequently filed reports. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov or from Openwave's website at www.openwave.com.

Openwave Systems Inc. Investor Relations Mike Bishop investor@openwave.com Tel: 650-480-4461 Public Relations Vikki Herrera Vikki.Herrera@openwave.com Tel: 650-480-6753